WAVE LIFE SCIENCES LTD.

7 Straits View #12-00, Marina One East Tower

Singapore 018936

May 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller

RE:	Wave Life Sciences Ltd.

Registration Statement on Form S-3

Filed March 3, 2022

File No. 333-263251

Acceleration Request

Dear Mr. Buchmiller:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Wave Life Sciences Ltd. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Wednesday, May 4, 2022, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call John T. Rudy or John P. Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

WAVE LIFE SCIENCES LTD.

/s/ Kyle Moran
Kyle Moran
Chief Financial Officer

cc:	Linda Rockett, Esq., Senior Vice President, General Counsel, Wave Life Sciences Ltd.

John T. Rudy, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John P. Condon, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.